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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]               Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ��              No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date:             March 28, 2008

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

_______________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited, Prepared by Management)

SEPTEMBER 30, 2007

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD ENDED

	September 30 2007 (Unaudited)	June 30 2007 (Unaudited)
ASSETS
Current Assets
Cash and Equivalents	$ 924,760	$ 356,127
Accounts Receivable	36,995	24,897
Subscriptions Receivable	82,500	293,600
Inventory	16,780	19,916
Prepaids	36,672	7,458

	1,097,707	701,998

Furniture and Equipment (Note 3)	1,112	1,482

Patent Application and Development Costs (Note 4)	48,112	40,486

Intangible Assets (Note 5)	108,750	110,200

	$ 1,255,681	$ 854,166

LIABILITIES
Current Liabilities Accounts Payable and Accrued Liabilities	$ 54,787	$ 74,268
SHARE CAPITAL AND DEFICIT

Share Capital (Note 6 (a))	3,140,954	2,658,868

Contributed Surplus – Warrants (Note 6 (d))	627,621	553,627

Contributed Surplus – Options (Note 6 (e))	167,194	171,194

Deficit	(2,734,875)	(2,603,791)

	1,200,894	779,898

	$ 1,255,681	$ 854,166

Commitments  (Note 8)

Going-concern (Note 1)

Approved By Directors

“Terrance Owen”

Director

“Peter Chen”

Director

See accompanying notes to the interim consolidated financial statements

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD

	September 30 2007		September 30 2006
Sales	$55,537		$57,575

Cost of Sales	(35,679)		(38,159)

Gross Profit	19,858		19,416

General & Administration Expenses

Advertising and Promotion	6,479		1,263
Amortization – Furniture and Equipment	371		2,070
– Patent Application and Development Costs	642		-
– Intangible Assets	1,450		-
Consulting	75,330		55,600
Dues and Filing Fees	6,033		2,551
Interest and Bank Charges	770		381
Investor Relations	21,344		5,618
Legal and Accounting	10,407		5,278
Office and Miscellaneous	7,143		5,773
Product Registration & Development	5,898		9,325
Rent	6,493		7,977
Travel	719		141
Wages and Benefits	12,853		39,250

Total General & Administration Expenses	155,932		135,227

Loss Before Other Items	(136,074)		(115,811)
Net Gain on Legal Settlement (Note 7)	-		10,545

Loss from Operations	(136,074)		(105,266)

Interest Income	4,990		-

Loss For The Year	(131,084)		(105,266)

Deficit, Beginning of Year	(2,603,791)		(2,041,701)

Deficit, End of Year	$(2,734,875)	$	(2,146,967)

Basic Loss Per Share	0.01		0.00
Diluted Loss Per Share	0.01		0.00
Weighted Average of Shares Outstanding	25,233,486		21,080,187

See accompanying notes to the interim consolidated financial statements

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD

	September 30 2007		September 30 2006

Operating Activities:
Loss for the Year $	(131,084)	$	(105,266)
Items Not Involving Cash
Amortization – Furniture and Equipment	371		2,070
– Patent Application and Development Costs	642		-
– Intangible Assets	1,450		-
Stock-Based Compensation	-		35,600
	(128,621)		(67,596)

Changes in Non-Cash Working Capital Items
Decrease/ (Increase) in Accounts Receivable	(12,098)		1,569
Decrease/ (Increase) in Inventory	3,136		6,167
Decrease/ (Increase) in Prepaid Expenses	(29,214)		(354)
(Decrease)/ Increase in Accounts Payable and Accrued Liabilities	(19,481)		14,614
	(186,278)		(45,600)

Investing Activities:
Patent Application and Development Costs	(8,269)		-
	(8,269)		-

Financing Activities:
Net Proceeds on Issuance of Shares	437,180		46,500
Warrants/Options Exercised	326,000		-
	763,180		46,500

Increase/ (Decrease) in Cash and Equivalents	568,633		900

Cash and Equivalents, Beginning of Year	356,127		28,480

Cash and Equivalents, End of Year	$924,760		$29,380

See accompanying notes to the interim consolidated financial statements

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of ALDA Pharmaceuticals Corp. (“the Company”) and its wholly-owned subsidiary, Sirona Therapeutics Corp. (“Sirona”).  The name of the subsidiary was changed on January 10, 2006 from ALDA Institute For Preventative Health Care Inc.  Sirona is an inactive company, the shares of which were acquired pursuant to an asset purchase agreement.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of the business. The Company has yet to achieve a level of revenues adequate to achieve profitability. The application of the going concern assumption is dependent on the ability of the Company to secure sufficient financing, and to develop profitable operations.  Management of the Company believes that it will succeed in meeting those objectives, allowing the continued operation of the company.

	September 30, 2007	June 30, 2007
Deficit	$ 2,734,875	$ 2,603,791
Working capital	1,042,920	627,730

2.

DESCRIPTION OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia on May 30, 2000 and was classified as a Capital Pool Company as defined by the policies of the TSX Venture Exchange (“the Exchange”).  The Company completed its required Qualifying Transaction on November 13, 2003.   As a result of the Company completing the Qualifying Transaction, it ceased to be a Capital Pool Company, and its shares resumed trading on the Exchange effective November 19, 2003.

The Company’s main business activity is the development, production and marketing of infection control agent products, principally a product marketed as T36® Disinfectant.  Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

The interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with Canadian generally accepted principles has been condensed or omitted.  The interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing.  In the opinion of the Company, the unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim period presented.

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

3.

FURNITURE AND EQUIPMENT

Furniture and equipment at September 30, 2007 and June 30, 2007 consist of the following:

	Historical Cost	Accumulated Amortization	September 30, 2006 Net	June 30, 2007 Net
Furniture and Fixtures	$ 7,683	$6,833	$850	$1,133
Computer Equipment	24,115	23,853	262	349
	$ 31,798	$30,686	$1,112	$1,482

4.

PATENTS APPLICATION AND DEVELOPMENT COSTS

Patent application and development costs at September 30, 2007 and June 30, 2007 were determined as follows:

	Historical Cost	Accumulated Amortization	September 30, 2007 Net	June 30, 2007 Net
Patents Application and Development Costs	$ 50,885	$2,773	$48,112	$40,486

5.

INTANGIBLE ASSETS

Effective July 1, 2006, the Company changed its estimate of the useful life of the intangible assets from an infinite life to a finite life of 20 years.  The carrying amount as at September 30, 2007 and June 30, 2007 consist of the following:

	Balance as at June 30, 2006	Accumulated Amortization	September 30, 2007 Net	June 30, 2007 Net
Intangible Assets	$ 116,000	$7,250	$108,750	$110,200

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

6.

SHAREHOLDERS’ EQUITY

a)

Share Capital

Authorized:

Unlimited common shares without par value

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value.

Issued and outstanding:

	September 30, 2007		June 30, 2007
	Number of Shares	Amount	Number of Shares	Amount
Beginning Balance	32,192,404	$2,658,868	20,800,404	$1,969,562
Private Placement (i)/(ii)	-	-	9,430,000	467,480
Finders’ Fees	-	-	-	(6,180)
Warrant Exercised (iii)	-	-	1,062,000	120,006
Options Exercised (iii)	-	-	900,000	108,000
Private Placement (iv)	2,000,000	123,656	-	-
Finders’ Fees	-	(6,300)	-	-
Share Issue Costs	-	(7,620)	-	-
Warrant Exercised (v)	3,220,000	358,350	-	-
Options Exercised (v)	100,000	14,000	-	-
Ending Balance	37,512,404	$3,140,954	32,192,404	$2,658,868

i)

On September 13, 2006, the Company completed a private placement of 1,430,000 units of the Company at a price of $0.05 per unit for gross proceeds of $71,500.  Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.

ii)

On June 7, 2007, the Company completed a private placement of 8,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $800,000.  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire one additional common share at a price of $0.20 per share until June 7, 2008 and, thereafter at a price of $0.30 per share until June 7, 2009.  Finders’ fees in the amount of $6,180 were charged against share capital in connection with the private placement.

iii)

During the year ended June 30, 2007, 900,000 options and 1,062,000 warrants were exercised by the holders at a price of $0.10 per unit for gross proceeds of $196,200.  Option values of $18,000 previously recorded in contributed surplus for options were credited to share capital.

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

6.

SHAREHOLDERS’ EQUITY (CONTINUED)

a)

Share Capital (Continued)

iv)

On August 13, 2007, the Company completed a private placement of 2,000,000 units of the Company at a price of $0.12 per unit for gross proceeds of $240,000.  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire one additional common share at a price of $0.24 per share until August 13, 2008 and, thereafter at a price of $0.36 per share until August 13, 2009.  Finders’ fees and legal fees in the amount of $13,920 were charged against shares capital in connection with the private placement.

v)

During three months period ended September 30, 2007, 100,000 options and 3,220,000 warrants were exercised by the holders at a price of $0.10 per unit for gross proceeds of $332,000.  Option values of $4,000 previously recorded in contributed surplus for options were credited to share capital.

b)

Stock options:

A summary of the outstanding Company’s stock options at September 30, 2007 and June 30, 2007 is presented below:

	Three month s ended September 30, 2007		June 30, 2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	2,480,000	$ 0.11	537,647	$ 0.19
Granted during the period
- consulting/officers(i)/(v)	-	-	2,130,000	0.10
- directors (ii) /(v)	-	-	1,050,000	0.11
- employees (ii)/(iv)	-	-	350,000	0.10
Expired/exercised/cancelled during year (7b(v))	(100,000)	0.10	(1,587,647)	0.13
Outstanding, end of period	2,380,000	$ 0.11	2,480,000	$ 0.11

The following table summarizes information about stock options outstanding at September 30, 2007:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable
530,000	$0.10	August 2, 2008	530,000
200,000	$0.10	August 2, 2011	-
500,000	$0.11	August 12, 2009	500,000
1,150,000	$0.12	May 3, 2009	1,150,000
2,380,000			2,180,000

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

6.

SHAREHOLDERS’ EQUITY (CONTINUED)

b)

Stock options (continued):

(i)

During the year ended June 30, 2007, the Company granted options to acquire 730,000 common shares of the Company to certain consultants and scientific advisors for their services provided to the Company.  These options have an exercise price of $0.10 per share.  430,000 of these options have an exercisable period of two years from the date of grant; the remaining 300,000 options have an exercisable period of five years from the date of grant. 530,000 options vested immediately.  The remaining options are subject to other performance criteria. The options to acquire 430,000 common shares of the Company have an estimated fair value of $0.02 per share ($8,600) and the options to acquire 300,000 common shares of the Company have an estimated fair value of $0.04 per share ($12,000).  $12,600 was recognized.

(ii)

During the year ended June 30, 2007, the Company granted options to acquire 1,150,000 common shares of the Company to employees, directors and senior officers.  The options have an exercise price of $0.10 with an exercisable term of two years from the date of the grant.  All options vested immediately with an estimated fair value of $0.02 per share resulting in $23,000 in stock based compensation expense being recognized.

(iii)

During the year ended June 30, 2007, options granted to an employee to acquire 150,000 common shares of the Company were cancelled due to the employee’s departure.  The related expense of $3,000 ($0.02 per share), previously booked in wages and benefits in the Statement of Operations, was reversed and charged against the contributed surplus.

(iv)

During the year ended June 30, 2007, the Company granted options to acquire 500,000 common shares of the Company to employees and directors.  The options have an exercise price of $0.11 with an exercisable term of two years from the date of the grant.  All options vested immediately with an estimated fair value of $0.07 per share resulting in $35,000 in stock based compensation expense being recognized.

(v)

During the year ended June 30, 2007, the Company granted options to acquire 1,150,000 common shares of the Company to directors, consultants and officers.  The options have an exercise price of $0.12 with and exercisable term of two years from the date of grant. All options vested immediately with an estimated fair value of $0.07 per share resulting in $80,500 in stock based compensation expense being recognized.

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

6.

SHAREHOLDERS’ EQUITY (CONTINUED)

b)

Stock options (continued):

No stock options were granted during the three months period ended September 30, 2007.  Stock based compensation expense for the year ended June 30, 2007 and three months period ended September 30, 2006 was presented in the Statement of Operations and Deficit as follows:

	June 30, 2007	September 30, 2006
Consulting/Officers	$83,600	$10,600
Investor Relations	2,000	2,000
Wages and Benefits	62,500	23,000
Total Stock-Based Compensation	$148,100	$35,600

The fair value of each option was estimated as at the date of grant using the Black-Scholes   option-pricing model with the following weighted-average assumptions:

2007
Dividend yield	0%
Expected volatility	128.90%
Risk free interest rate	4.19%
Expected average option term	2.25 years

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

6.

SHAREHOLDERS’ EQUITY (CONTINUED)

c)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company.

A summary of changes in unexercised warrants is presented below.

	Warrants @$0.20 (1)	Warrants @$0.20 (2)	Warrants @$0.10 (3)	Warrants @$0.10 (4)	Warrants @$0.10 (5)	Warrants @$0.10 (6)	Warrants @$0.20 (7)	Warrants @$0.24 (8)	Total
Outstanding June 30, 2006	3,000,000	220,500	3,916,000	1,100,000	-	-	-	-	8,236,500
Granted during year	-	-	-	-	1,430,000	-	8,000,000	-	9,430,000
Warrant extended	(3,000,000)	-	-	-	-	3,916,000	-	-	3,916,000
Warrant exercised				(80,000)	-	(982,000)	-	-	(1,062,000)
Warrant expired		(220,500)	(3,916,000)	(1,020,000)	-	-	-	-	(8,156,500)
Outstanding, June 30, 2007	-	3,000,000	220,500	-	1,430,000	2,934,000	8,000,000	-	12,364,000
Granted during period	-	-	-	-	-	-	-	2,000,000	2,000,000
Warrant exercised	-	(3,000,000)	(220,500)	-	(1,330,000)	(1,890,000)	-	-	(3,220,000)
Warrant expired					(100,000)	-	-	-	(100,000)
Outstanding September 30,2007	-	-	-	-	-	1,044,000	8,000,000	2,000,000	11,044,000

(1)

Exercisable until September 15, 2006, granted pursuant to private placement. Warrants expired.

(2)

Exercisable until September 15, 2006, granted pursuant to private placement. Warrants expired.

(3)

Warrants granted pursuant to private placement expired on December 22, 2006.

(4)

Exercisable until June 22, 2007, granted pursuant to private placement. Warrants expired.

(5)

Exercisable until September 12, 2007, granted pursuant to private placement.

(6)

Terms of the warrants in (3) were amended to extend the exercisable period of the warrants to December 22, 2007 at the exercise price of $0.10 per share.

(7)

Exercisable at a price of $0.20 per share until June 7, 2008 and, thereafter at a price of $0.30 per share until June 7, 2009, granted pursuant to private placement.

(8)

Exercisable at a price of $0.24 per share until August 13, 2008 and, thereafter at a price of $0.36 per share until August 13, 2009, granted pursuant to private placement.

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

6.

SHAREHOLDERS’ EQUITY (CONTINUED)

c)

Warrants

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	Three months ended September 30, 2007	Year ended June 30, 2007 2007
Dividend yield	0%	0%
Expected volatility	129.97%	128.10%
Risk free interest rate	4.46%	4.20%
Expected average option term	2 years	1.85 year

d)

Contributed surplus - Warrants:

Contributed surplus attributed to the issuance of warrants at September 30, 2007 and June 30, 2007, and activity during the three months period ended September 30, 2007 and year ended June 30, 2007, are summarized as follows:

	September 30, 2007	June 30, 2007

Balance, beginning of period	$553,627	$163,413
Private Placement (Note 6(a)(i)&(ii))	-	404,020
Warrant Exercised (Note 6(a)(iii))	-	(13,806)
Private Placement (Note 6(a)(iv))	116,344
Warrant Exercised (Note 6(a)(v))	(42,350)
Balance, end of period	$627,621	$553,627

e)

Contributed surplus - Options:

Contributed surplus attributed to the granting of stock options at September 30, 2007 and June 30, 2007, and activity during the three months period ended September 30, 2007 and year ended June 30, 2007, are summarized as follows:

	September 30, 2007	June 30, 2007
Balance, beginning of period	$171,194	$41,094
Options issued to employees	-	12,000
Options issued to directors	-	53,500
Options issued to consultants	-	85,600
Options forfeited / cancelled	-	(3,000)
Options exercised	(4,000)	(18,000)
Balance, end of period	$167,194	$171,194

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

7.

GAIN ON LEGAL SETTLEMENT

(i)

On August 2, 2005, the Company received the proceeds from the Company’s lawyer regarding the settlement of the trademark dispute. The proceeds of the settlement for a total amount of $37,383 ($30,000 (US)) have been recorded in the Statement of Operations and Deficit as “Gain on legal settlement” for the period ended September 30, 2005.

During the 2005 year, the Company commenced legal action against the competitor with respect to certain alleged defamatory statements made by the competitor.  This claim was settled effective July 12, 2006, by an agreement under which the Company is to receive an amount of $15,000 from the competitor.  The proceeds of the settlement, net of associated legal costs in the amount of $4,455, have been recognized in the Statement of Operations and Deficit for the period ended June 30, 2007.

8.

COMMITMENTS

(i)

Effective July 1, 2007, the Company entered into an agreement to lease its office premises with a term of one year.  The Company’s minimum lease payment obligations under the agreement as at July 1, 2007, totaled $25,971, payable in the 2008 year.

(ii)

During the 2006 year, the Company entered into an agreement with its product supplier.  Under the agreement, the supplier assumes all the costs of manufacturing of the Company’s T36® products, and as consideration, receives a percentage, ranging from 40% to 65%, of the Company’s selling price.  The supplier also has right of first refusal to manufacture other products from the Company.  The agreement can be terminated by either party with 90 days written notice.

9.

RELATED PARTY TRANSACTIONS

a)

During the three months ended September 30, 2007, the Company paid consulting fees of $54,000 (September 30, 2006: $30,000) to companies controlled by directors of the Company.

b)

During the three months ended September 30, 2007, the Company paid rent of $6,493 (September 30, 2006: $7,977) to a company controlled by a director of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

SUBSEQUENT EVENTS

a)

Subsequent to the three months period ended September 30, 2007, 504,000 warrants at an exercise price of $0.10 per warrants and 861,000 warrants at an exercise price of $0.20 per warrant were exercised for total gross proceeds of $222,600.

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

10.

SUBSEQUENT EVENTS (Continued)

b)

Subsequent to the three months period ended September 30, 2007, the Company arranged a private placement of up to 3,500,000 units at a price of $0.15 per unit for gross proceeds of $525,000.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of $0.30 per common share for a period of 12 months from the date of closing and at a price of $0.45 per common share for the subsequent period of 12 months.  The $0.15 private placement was closed on November 22, 2007.  5% finder’s fee in the amount of $15,750 was to be satisfied by the delivery of 82,895 common shares of the Company at a deemed price per share of $0.19.

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ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA Pharmaceuticals Corp. 635 Columbia Street, New Westminster, British Columbia,V3M 1A7 Telephone:604-521-8300; Facsimile:604-521-8322

Form 51-102F1

Management’s Discussion & Analysis

for the three months ended September 30, 2007

November 29, 2007

The statements contained in this report that are not purely historical are forward-looking statements. “Forward looking statements ” include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

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ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

1.1

Date

1.1This Management Discussion and Analysis (“MD&A”) is dated November 29, 2007 and should be read in conjunction with the consolidated interim financial statements of ALDA Pharmaceuticals Corp. (“ALDA” or the “Company”) for the three months period ended September 30, 2007. All financial information is expressed in Canadian dollars and is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

1.2

Overall Performance

On November 13, 2003, ALDA Pharmaceuticals Corp., formerly Duft Biotech Capital Ltd., completed the acquisition of the assets of 513947 BC Ltd. formerly ALDA Pharmaceuticals Inc. (“the Qualifying Transaction”) and a $1.2 Million financing arranged by Canaccord Capital Corporation (“the Financing”).ALDA trades on the TSX Venture Exchange in Vancouver, Canada under the symbol “APH”.

ALDA has developed a patent-pending infection control formulation, referred to as T36®, which is incorporated into therapeutic applications such as treatments for topical and vulvovaginitis infections, hand hygiene products, a skin antiseptic for clinical and consumer use and a first-aid ointment. Studies have been performed on the T36® formulation which demonstrates its ability to kill all types of infectious micro-organisms within 3 minutes and tuberculosis within 5 minutes. Toxicology studies on animals have also demonstrated that the T36® formulation is not toxic.

There is competition in all of the therapeutic markets that the company has targeted. However, the T36® formulation is not expensive to manufacture and can be used in a broad variety of infection-control products. Toxicology and efficacy studies have already demonstrated that the T36® formulation is not toxic and is effective at killing all bacteria, viruses and fungi. The intended applications are topical, except for the vulvovaginitis treatment, so that registration is expected be faster and less expensive than for drugs that are taken internally. Rather than disrupting metabolic pathways, the T36® formulation consists of four anti-microbial ingredients in relatively low concentrations that act synergistically to disrupt the physical structure of the infectious agents. This approach prevents microbial resistance from developing. None of the active ingredients are known to have any significant side effects on humans.

ALDA has started studies that will satisfy the registration requirements of Health Canada, the US Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMeA”) for the targeted applications. In other parts of the world, FDA or EMeA testing is generally accepted for registration applications. If the company decides to register the products in China, it is likely that the testing will have to be repeated in China unless there is harmonization of the requirements in the meantime.

The overall strategy for the T36® products is to first secure registration as prescription products so that marketing and sales can be focused on pharmaceutical distributors that serve physicians. As efficacy and safety of the products are established, registration as over-the-counter (“OTC”) products will be sought. Once OTC status is secured, the sales and marketing focus will shift to distributors that serve pharmacies.

To complete this plan, the company will need to raise money in the public markets. This will increase the number of shares outstanding and will lead to further dilution of existing shareholders.

Market knowledge of the ALDA name is limited.  ALDA will need to devote considerable resources to educate new markets about the products the Company offers.  In establishing new markets, the Company will be competing with companies that are potentially already entrenched in such markets or that may be better funded than the Company.  ALDA also faces significant costs and risks associated with the protection and exploitation of its intellectual property, given that the patents have not yet been granted to the Company.  Competitors with significantly more resources may have an advantage over the Company in terms of the establishment, protection and exploitation of patents and other intellectual property.  All of these factors are material to the Company and its business.

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ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

1.3

Selected Financial Information

For the three months period ended	September 30, 2007	September 30, 2006	September 30, 2005
Revenue	$55,537	$57,575	$56,883
Net Loss	$(131,084)	$(105,266)	$(55,633)
Basic and Diluted Loss Per Share	$0.01	$0.00	$0.00
Cash and Equivalents	$924,760	$29,380	$43,755
Patent Application	$48,112	$-	$-
Total Assets	$1,097,707	$208,320	$237,141
Long-Term Liabilities	$0	$0	$0

Upon the completion of a private placement during the three months ended September 30, 2007, the Company recognized total gross proceeds of $240,000.  At September 30, 2007, the Company had $924,760 in cash with $82,500 in subscriptions to a private placement to be received.  The improvement of the Company’s cash position compared to September 30, 2006 was primarily attributed to private placements arranged by the Company during the quarter ended September 30, 2007 and prior to June 30, 2007.  The funds received from private placements were used to sustain the working capital of the operation and to pursue the development of ALDA’s therapeutic products.

A net loss of $131,084 from operations was recognized during the quarter as the sales were not sufficient to offset the expenses incurred in the period.   Current assets during the quarter ended September 30, 2007 went up by $395,709 or 56% from $701,998 on June 30, 2007 while current liabilities decreased by $19,481 or 26% from $74,268 on June 30, 2007

1.4

Results of Operations

Sales

For the quarter ended September 30, 2007, sales were $55,537 (September 30, 2006: $57,575).  Reported sales were primarily due to the sale of the company’s surface disinfectant, T36® Disinfectant and T36® Hand Sanitizer, through its distributors to the first responders, dental and beauty markets.

Cost of sales

For the quarter ended September 30, 2007, the cost of sales incurred was $35,679, representing 64% of total sales (September 30, 2006: $38,159; 66%). Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs and handling charges.

Gross Profit (Loss)

For the quarter ended September 30, 2007, gross profit of $19,858 was recognized (September 30, 2006: $19,416). The percentage of gross profit has remained relatively stable over the last three years.

Advertising and promotion

Advertising and promotion costs for the quarter ended September 30, 2007 were $6,479 (September 30, 2006: $1,263).  The Company has put new efforts into attracting new customers by providing lectures, sending samples of T36® Disinfectant and literature to potential new customers and distributors.  Due to the closing of recent private placements, the Company has more resources to further increase its presence in the market.  The Company retained Cowie and Fox and Group 270 Sales & Marketing to rebrand its product’s image and to design a new marketing campaign for the T36® product.

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ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

1.4

Results of Operations (Continued)

Consulting

Consulting fees for the quarter ended September 30, 2007 were $75,330 (September 30, 2006: $55,600).  Included in $75,330 consulting fees were $72,000 paid to executives of the company as a form of remuneration for their services provided to the Company.  The related party transactions were summarized as follows.

●

$30,000 to 503213 BC Ltd., a company controlled by Dr. Terrance G. Owen, President & CEO, for services related to directing the technical aspects of research and development, product testing, domestic and international product registrations and intellectual property protection; negotiating and establishing international marketing agreements; assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities; directing the company’s legal and accounting professionals; advising officers and directors of company matters and ensuring that the regulatory requirements of the company are fulfilled.

●

$24,000 to 612480 BC Ltd., a company controlled by Peter Chen CFO, for advising on the financial aspects of research and development, product testing, domestic and international product registrations and intellectual property protection; negotiating and establishing international marketing agreements; assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities; directing the company’s legal and accounting professionals; advising officers and directors of company matters and ensuring that the regulatory requirements of the company are fulfilled.

●

$18,000 to 680806 BC Ltd., a company controlled by Dr. Allan Shapiro for advising on and assisting with research and development, marketing and sales, product testing, domestic and international product registrations and intellectual property protection and attending conferences, conducting seminars and training sessions and providing presentations at conferences.

Investor relations

The investor relations activities amounted to $21,344 for the quarter ended September 30, 2007 (September 30, 2006: $ 5,618).  Freeform Communications Inc. (“Freeform”) received a total of $10,000 from the Company (September 30, 2006: $4,880).  The Company retained Rhone Alternative Marketing Partners (“RAMP”) to raise funds in Europe to undertake the testing and registration of the topical therapeutic applications of ALDA’s T36® technology.  During the quarter ended September 30, 2007 RAMP received a total of $10,000 from the Company (September 30, 2006: $NIL). Other investor relations expenses incurred during the quarter were $1,344 for the dissemination of news releases provided by Marketwire (September 30, 2006: $738).

Legal and accounting fees

Legal and accounting fees were totaled $10,407 for the quarter ended September 30, 2007 (September 30, 2006: $5,278).  Legal fees incurred in the quarter consisted of closings of private placements, advising the Company on general legal matters, attending to preparation of required documentation to the TSX Venture Exchange and the securities commissions and reviewing 20F documents for the OTC listing.

Product Registration and Development Costs

Total costs incurred in this category for the quarter ended September 30, 2007 were $5,898 (September 30, 2006: $9,325). Patent application costs of $8,269 incurred during the same period were capitalized with an amortization period of 20 years rather than expensed.  A new category has been added to the Balance Sheet to reflect this change in accounting practices.

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ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

1.4

Results of Operations (continued)

Wages and benefits

Wages and benefits were $12,853 for the quarter ended September 30, 2007 (September 30, 2006: $39,250). Costs in this category include the wages paid to accounting and administrative assistance and to sales and marketing staff as well as the expenses related to stock options granted to certain directors and employees.  No stock options were granted during the period ended September 30, 2007.

Loss from operations

The loss from operations was $136,074 for the quarter ended September 30, 2007 (September 30, 2006: $105,266).  Losses for the quarter ended September 30, 2007 were greater than the corresponding quarter ended September 30, 2006 due to net gain of $10,545 on legal settlement against the competitor with respect to certain alleged defamatory statements made by the competitor as discussed in Note 7(i) of the consolidated interim financial statements.

A number of initiatives were taken during the year to promote further growth of the company, including private placements, expanding the patent portfolio of the company, seeking expert advice on product registrations undertaking laboratory tests of T36® Disinfectant, preparing marketing materials, evaluating new manufacturing facilities, and seeking out new distributors and customers.

Management continues to work towards the launch of new products, including T36® Personal Disinfectant, T36® Hand Sanitizer and the therapeutic products. The pursuit of the new therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection.  As a result, further losses will be anticipated in the subsequent periods.

Loss for the year

The loss for the quarter ended September 30, 2007 was $131,084 (September 30, 2006: $105,266).  The losses were offset by $4,990 interest income earned from the deposits for the quarter ended September 30, 2007 (September 30, 2006: $NIL) and net gains of $10,545 due to the settlement of legal dispute against the competitor recognized in the quarter ended September 30, 2006.

Use of proceeds

The net proceeds received from the closing of recent private placements will be used for working capital including such activities as starting initial clinical trails of the T36® formulation in therapeutic products, registering T36® products in major markets, seeking expert advice on product regulatory issues, re-branding and advertising current and new lines of products and seeking possible registration of ALDA’s securities in foreign jurisdictions.

1.5

Summary of Quarterly Results

Period ended	Sept/07	Jun/07	Mar/06	Dec/06	Sep/06	Jun/06	Mar/06	Dec/05	Sep/05
Revenue	55,537	61,433	72,879	64,356	57,575	58,724	47,694	60,285	56,883
Net loss	131,084	302,345	84,831	78,324	96,591	67,371	118,084	137,213	55,633
Loss/share	0.01	0.00	0.00	0.00	0.00	0.00	0.01	0.01	0.00
Total assets	1,255,681	854,166	176,316	175,743	208,281	216,8722	207,800	319,192	237,141

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ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

1.5

Summary of Quarterly Results (Continued)

Total assets were increased significantly over the quarters as a result of capitalizing patent application and development costs and receiving external funding from the private placements.  The revenues generated from the sale of T36® Disinfectant and T36® Hand Sanitizer have been relatively consistent. The Company continued to observe net losses due to resources spent in registering T36® products in major markets, seeking expert advice on product regulatory issues, re-branding and advertising current and new lines of products and seeking registration of ALDA’s securities in foreign jurisdictions. The greater loss recognized in June 30, 2007 was mainly due the non-cash stock options granted to certain officers, directors, consultants and an employee and increased consulting fees and wages.

1.6

Liquidity

Although the company generates revenues from the sale of its lead product, T36® Disinfectant, sales are still occurring only in Canada. Approvals have been obtained for T36® Disinfectant in the European Union and China and the Company will be pursuing opportunities in these markets. The company has also established a plan for the development, testing, registration and marketing of therapeutic applications of the T36® formulation.  Management is also evaluating the possibility of acquiring technologies that are complementary to T36® technology and launching similar type of products lines in the near future.  It is expected that the Company will need to undertake further financing in order to pursue these plans and these financings will lead to the dilution of current shareholders of the Company.

1.7

Capital Resources

Over the quarter ended September 30, 2007, the Company arranged a private placement at $0.12 per Unit.  The Company raised a total of $240,000 by issuing a total of 2,000,000 Units of the Company’s Common Share and Warrants.  Each warrant entitled the holder to purchase one additional Common Share at an exercise price of $0.24 for the first year following the closing date and thereafter at an exercise price of $0.36 for the second year after the closing date.  The estimated fair value of warrants being $116,344 was allocated to contributed surplus for warrants.  The estimated fair value of warrants was calculated as at the date of grant using Black-Scholes pricing model. The net proceeds will be used for general working capital. As of September 30, 2007, the Company received funds of $332,000 from the exercise of 3,220,000 warrants and 100,000 options at an exercise price of $0.10.  Option values of $4,000 previously recorded in contributed surplus for options were credited to share capital.

As at September 30, 2007, the Company had 37,512,404 outstanding common shares. 100,000 warrants at an exercise price of $0.10 expired without being exercised.  Subsequent to the closing of 12 cents private placement, the Company has a total of 11,044,000 outstanding warrants exercisable at an exercise price range of $0.10 to $0.24 before the date of expiration. The outstanding exercisable stock options as at September 30, 2007 were 2,180,000 with a weighted average exercise of $0.11 per options.

There can be no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable.  Many of the Company’s products still require further development and laboratory testing in order to obtain required regulatory approvals.  A lack of funds will impair the ability of the Company to complete such tests.  A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.  ALDA may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

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ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

1.8

Off-Balance Sheet Arrangements

The company is not aware of any off-balance sheet transactions requiring disclosure.

1.9

Transactions with Related Parties

a)

During the quarter ended September 30, 2007, the Company incurred consulting fees of $54,000 (2006: $30,000) to companies controlled by directors of the Company.

b)

During the quarter ended September 30, 2007, the Company incurred premises rent of $6,493 (2006: $7,977) to a company controlled by a director of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10

First Quarter Events, 2008

During the first quarter ended September 30, 2007, sales were close to the average sales recorded per quarters for the last quarters.  General and administration expenses were increased by 15% to $155,932 from $135,227.  A private placement for $240,000 was completed on August 13, 2007 by selling 2,000,000 million Units.  The Company received funds of $332,000 from the exercise of 3,220,000 warrants and 100,000 options at an exercise price of $0.10. There were no extraordinary events that affected the Company. There were no significant year-end adjustments except that certain comparative figures for the quarter have been reclassified to conform to the presentation adopted for the quarter ended September 30, 2007.

1.11

Proposed transactions

The company is not aware of any proposed transactions requiring disclosure.

1.12

Critical Accounting Estimates

The company is a venture issuer and is not required to provide critical accounting estimates.

1.13

Changes in Accounting Policies Including Initial Adoption

Effective July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). During the year ended June 30, 2004, CICA 3870 was amended to require the use of the fair value-based method to account for stock options granted to employees. In accordance with the revised recommendations, the Company has prospectively applied the fair value-based method to all stock options granted to employees on or after July 1, 2003, whereby compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook, Section 3063, Impairment of long-lived assets ("CICA 3063"). The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.

The financial statements include a note providing reconciliation to United States Generally Accepted Accounting Standards (“GAAS”).

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ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

1.13

Changes in Accounting Policies Including Initial Adoption (Continued)

Patent application and development costs include all expenditures attributable to efforts by the Company to develop, and bring to commercial production a new product as well as to acquire legal protections for its proprietary products, such as trademarks and patents.  Such amounts are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, and recovery of patent application and development costs can reasonably be regarded as assured and future values can be realized, in which case such costs are capitalized.  In the latter case, patent application and development costs are amortized on a systematic basis over the patent life of 20 years.

The carrying amount of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the useful life of 20 years.

1.14

Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, subscriptions receivable, accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying values except where otherwise noted. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments except where otherwise noted.

1.15

Other MD&A Requirements

a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

b)

Disclosure of Outstanding Share Data

The following table summarizes our outstanding share capital as at September 30, 2007:

Security	Number
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	37,512,404

Each class and series of securities for which there are

securities outstanding if the securities are convertible into,

or exercisable or exchangeable for, voting or equity

securities

Stock Options

Warrants

Convertible Debentures

2,180,000 11,044,000 0
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Common Shares	50,736,404

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ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

1.15

Other MD&A Requirements (Continued)

c)

Disclosure Controls and Procedures

The management of ALDA is responsible for establishing and maintaining disclosure controls and procedures for the Company and has designed such disclosure controls and procedures, or caused them to be designed under ALDA management’s supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to ALDA management by others within those entities particularly during the period covered by this MD&A.

ALDA management has evaluted the effectiveness of the Company’s disclosure controls and procedures for the period covered by this MD&A and based on that evaluation, management has concluded that the disclosure controls and procedures are effective.

d)

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Management has considered the effectiveness of design of the Company’s internal controls and procedures over financial reporting and has noted weaknesses in internal controls over financial reporting such as a lack of segregation of duties because of limited staff members.

Management intends to initiate steps to remedy the noted shortcomings over the next fiscal year by carrying out a management assessment of the weaknesses with a view to improving areas where weaknesses exist and implementing procedures aimed at minimizing the risk of material error in its financial reporting.

1.16

Subsequent Events

a)

Subsequent to the three months period ended September 30, 2007, 504,000 warrants at an exercise price of $0.10 per warrants and 861,000 warrants at an exercise price of $0.20 per warrant were exercised for total gross proceeds of $222,600.

b)

Subsequent to the three month period ended September 30, 2007, the Company arranged a private placement of up to 3,500,000 units at a price of $0.15 per unit for gross proceeds of $525,000.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of $0.30 per common share for a period of 12 months from the date of closing and at a price of $0.45 per common share for the subsequent period of 12 months.  The $0.15 private placement was closed on November 22, 2007. A 5% finder’s fee in the amount of $15,750 was to be satisfied by the delivery of 82,895 common shares of the Company at a deemed price per share of $0.19.

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ALDA Pharmaceuticals Corp – 1st Quarter Financials September 2007